aquaborne

AQUATIC LEATHER MANUFACTURER

theaquaborne.com

2021



We ...

1	A California Company
2	Own propriety tanning process
3	Are in a production ready stage
4	Honor nature given resource
5	Use eco-safe materials
6	Take part in a US $500B industry

Introduction

aquaborne

Industry Issues



01
Exterminating endangered species for their skins to be used in leather

02
Use of toxic substances materials such as Chromium 6 to make leather

03
Environmentally harmful tanning process

04
Expensive

05
Traceability of supply & Import dependent

Our Solution

01 — Produce Exotic leather from discarded fish-skins — Reduce the need for killing endangered species

02 — Abundant supply of fish skins — Local 100% USA Made with full traceability

03 — Environmentally friendly — The first commercial scale aquatic leather manufacturer in the USA

04 — Proprietary process — Versatile for many industries

Aquatic Leather



Sturgeon



Carp



Salmon



Other

aquaborne

Stronger than animal hides

Odor-free

Much lighter













Unique natural patterns

Elastic

Durable



Sturgeon leather



Salmon leather



Halibut leather



Interior Decor



Fashion



Accessories

The Global leather goods marketplace is more than US$500B, with an estimated compound annual growth rate* of 5.4% up to 2025.

*Disclaimer:
these projections cannot be guaranteed.


North America is our target market

$1.3B
The U.S. & Mexico leather imports

$500B
Global leather goods marketplace

No known competitors in North America in $1.3B industry

aquaborne

Our Competitive Advantages:

1. We are located in the most lucrative market with a vast number of fish-skin sources.
2. Our competitors have barriers to entry due to using banned chemical substances.
3. Proprietary Process to treat sturgeon skins

Globally our competitors are:


Victorian Foods
East Africa, Kenya
Atlantic Leather
Skagafjörður, Iceland
Aquaborne
No Known Competition in North America

Our model will combine direct B2B-sales with large leather goods manufacturers and designer houses as well as a referral program based on commission.


Direct B2B-sales
Referral program



UNIVERSITY OF Cincinnati

LEATHER RESEARCH LABORATORY

Aquaborne LLC

Sturgeon Leather
Evaluation of Extracted Metals
Lab Report # 28843R1

Table 3 Extractable Metals*

Analyte	Result	Unit
Aluminum	0.21	mg/L
Antimony	< 0.0011 ND	mg/L
Arsenic	0.0023	mg/L
Barium	0.010	mg/L
Beryllium	< 0.00061 ND	mg/L
Cadmium	< 0.00039 ND	mg/L
Calcium	15	mg/L
Chromium	< 0.10 ND	mg/L
Cobalt	<0.00038 ND	mg/L
Copper	0.041	mg/L
Iron	< 0.094 ND	mg/L
Lead	0.0062	mg/L
Magnesium	0.97	mg/L
Manganese	0.0063	mg/L
Molybdenum	< 0.0022 ND	mg/L
Nickel	0.0049	mg/L
Potassium	1.6	mg/L
Selenium	< 0.0018 ND	mg/L
Silver	0.00011	mg/L
Sodium	3.3	mg/L
Strontium	20	µg/L
Thallium	< 0.00040 ND	mg/L
Tin	< 0.0060 ND	mg/L
Vanadium	< 0.0016 ND	mg/L
Zinc	0.14	mg/L

*Testing outsourced to Eurofins TestAmerica, Canton 240-134013-1, except Chromium which was performed at the LRL using FAAS.
ND = Not detected, with detection limit stated.

Report Approved by:

Steven Lange
Director

Cietta Fambrough
Research Associate



1
2
3

Established relationship

with leather manufacturer in Los Angeles that is capable to produce large volumes of finished products.

Our tanning process is fully developed and tested

The lab-test showed the absence of Chromium 6 and other heavy metals in our leather.

The company is in a production ready stage

Currently working on fish-skin supply contracts

aquaborne


54.6
Millions of $
26.6
12.5
0.9
2.9
5.8
0.6
0.6
0.8
1.0
1.6
2.6
Expenses
Net Income
Year1
Year2
Year3
Year4
Year5
Year6

Projected EBITDA in 6 years

$103M

PROJECTIONS*	Year1	Year2	Year3	Year4	Year5	Year6
Fish Leather Sales	**1,689,500**	**3,678,300**	**6,949,800**	**14,419,620**	**30,020,220**	**60,106,541**
Cost of Goods Sold	91,850	201,300	394,260	854,988	1,776,736	2,827,181
Total Operation Expenses	619,098	604,439	784,258	1,098,900	1,657,546	2,629,858
EBITDA	**978,552**	**2,872,562**	**5,771,282**	**12,465,732**	**26,585,939**	**54,649,502**

* Disclaimer: these projections cannot be guaranteed.







Nodar

Founder / Managing Partner

Has an extensive background in the Sturgeon caviar production, trading and exporting. Strong relationships with aquaculture farms and fisheries. Founder of AmStur brand, achieving two Guinness World Records in Dubai, UAE.

Sergei

Co-Fonder / Business Development

Has 15 years of experience in managing the development of large-scale industrial projects, advertising campaigns, and digital marketing.

Akhmed

Chief Technologist

Has more that 19 years' experience with fish-leather products, creating innovative processes to treat various aquatic skins.

Thank you!

theaquaborne.com